Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*
VIRGIN MOBILE USA, INC.
(Name of Issuer)
Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
92769R108
(CUSIP Number)
Jin Mo Kim
SK Telecom Co., Ltd.
11 Euljiro 2–ga
Jung-gu, Seoul 100-999, Korea
+82-2-6100-1620
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 22, 2008
(Date of Event Which Requires
Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. :

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Materials to be filed as Exhibits
Signature
EX-99.1: TRANSACTION AGREEMENT
EX-99.2: AMENDMENT NO. 1 TO REGISTRATION RIGHTS AGREEMENT
EX-99.3: AMENDED AND RESTATED STOCKHOLDERS AGREEMENT
EX-99.4: AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT
EX-99.5: AMENDED AND RESTATED BYLAWS
EX-99.6: JOINT FILING AGREEMENT
EX-99.7: CERTIFICATE OF DESIGNATIONS
EX-99.8: VOTING AGREEMENT

CUSIP No.	92769R108

1	NAME OF REPORTING PERSON: SK Telecom Co., Ltd. S.S. or I.R.S. Identification Nos. of above persons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Korea

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,040,314[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,133,917[2,3]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

52,040,314[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.1%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1 Includes (i) 2,941,176 shares of Class A common stock issuable upon conversion of the Series A Preferred Stock of issuer beneficially owned by reporting person, subject to stockholder approval of the issuer, (ii) 10,999,373 shares of Class A common stock issuable upon conversion of the Common Units of Virgin Mobile USA, L.P. (an indirect, majority-owned subsidiary of the issuer) beneficially owned by reporting person, and (iii) 193,368 shares of Class A common stock beneficially owned by Helio, Inc., currently controlled by SK Telecom USA Holdings, Inc. This also includes 37,906,397 shares of Class A common stock of issuer beneficially owned by Sprint Ventures, Inc. and Corvina Holdings Limited (together with its affiliates). The reporting person, Sprint Ventures, Inc. and Corvina Holdings Limited (together with its affiliates) may be deemed to share beneficial ownership of the above-referenced shares as a result of the reporting person, Sprint Ventures, Inc., Corvina Holdings Limited and Cortaire Limited (an affiliate of Corvina Holdings Limited) being signatories to an Amended and Restated Stockholders Agreement, dated August 22, 2008, a copy of which is filed as Exhibit 99.3. The reporting person does not affirm the existence of a group with Corvina Holdings Limited (together with its affiliates) and Sprint Ventures, Inc. and disclaims beneficial ownership of the shares held by them. The reporting person is not responsible for the completeness and accuracy of the information concerning Corvina Holdings Limited and Sprint Venture Inc.
2 Includes 29,005 shares of Class A common stock of issuer beneficially owned by Helio, Inc. and 1,649,905.95 common units of Virgin Mobile USA, L.P. beneficially owned by SK Telecom USA Holdings, Inc. that are being held in escrow to satisfy certain obligations of Helio Inc. and SK Telecom USA Holdings, Inc., respectively, pursuant to the terms of the Transaction Agreement (See Item 6).
3 Includes (i) 2,941,176 shares of Class A common stock issuable upon conversion of the Series A Preferred Stock of issuer beneficially owned by reporting person, subject to stockholder approval of the issuer, (ii) 10,999,373 shares of Class A common stock issuable upon conversion of the Common Units of Virgin Mobile USA, L.P. (an indirect, majority-owned subsidiary of the issuer) beneficially owned by reporting person, and (iii) 193,368 shares of Class A common stock beneficially owned by Helio, Inc., currently controlled by SK Telecom USA Holdings, Inc.
4 Percentage calculated using an aggregate of 82,482,018 shares of Class A common stock currently outstanding, based upon the 53,233,237 shares of Class A common stock outstanding as reported by the issuer in its Form 10-Q for the quarterly period ended June 30, 2008.

CUSIP No.	92769R108

1	NAME OF REPORTING PERSON: SK Telecom USA Holdings, Inc. S.S. or I.R.S. Identification Nos. of above persons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,040,314[5]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,133,917[6,7]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

52,040,314[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

63.1%[8]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[5]	Includes (i) 2,941,176 shares of Class A common stock issuable upon conversion of the Series A Preferred Stock of issuer beneficially owned by reporting person, subject to stockholder approval of the issuer, (ii) 10,999,373 shares of Class A common stock issuable upon conversion of the Common Units of Virgin Mobile USA, L.P. (an indirect, majority-owned subsidiary of the issuer) beneficially owned by reporting person, and (iii) 193,368 shares of Class A common stock beneficially owned by Helio, Inc., currently controlled by SK Telecom USA Holdings, Inc. This also includes 37,906,397 shares of Class A common stock of issuer beneficially owned by Sprint Ventures, Inc. and Corvina Holdings Limited (together with its affiliates). The reporting person, Sprint Ventures, Inc. and Corvina Holdings Limited (together with its affiliates) may be deemed to share beneficial ownership of the above-referenced shares as a result of the reporting person, Sprint Ventures, Inc., Corvina Holdings Limited and Cortaire Limited (an affiliate of Corvina Holdings Limited) being signatories to an Amended and Restated Stockholders Agreement, dated August 22, 2008, a copy of which is filed as Exhibit 99.3. The reporting person does not affirm the existence of a group with Corvina Holdings Limited (together with its affiliates) and Sprint Ventures, Inc. and disclaims beneficial ownership of the shares held by them. The reporting person is not responsible for the completeness and accuracy of the information concerning Corvina Holdings Limited and Sprint Venture Inc.

[6]	Includes 29,005 shares of Class A common stock of issuer beneficially owned by Helio, Inc. and 1,649,905.95 common units of Virgin Mobile USA, L.P. beneficially owned by SK Telecom USA Holdings, Inc. that are being held in escrow to satisfy certain obligations of Helio Inc. and SK Telecom USA Holdings, Inc., respectively, pursuant to the terms of the Transaction Agreement (See Item 6).

[7]	Includes (i) 2,941,176 shares of Class A common stock issuable upon conversion of the Series A Preferred Stock of issuer beneficially owned by reporting person, subject to stockholder approval of the issuer, (ii) 10,999,373 shares of Class A common stock issuable upon conversion of the Common Units of Virgin Mobile USA, L.P. (an indirect, majority-owned subsidiary of the issuer) beneficially owned by reporting person, and (iii) 193,368 shares of Class A common stock beneficially owned by Helio, Inc., currently controlled by SK Telecom USA Holdings, Inc.

[8]	Percentage calculated using an aggregate of 82,482,018 shares of Class A common stock currently outstanding, based upon the 53,233,237 shares of Class A common stock outstanding as reported by the issuer in its Form 10-Q for the quarterly period ended June 30, 2008.

CUSIP No.	92769R108

1	NAME OF REPORTING PERSON: Helio, Inc. S.S. or I.R.S. Identification Nos. of above persons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		193,368

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		193,368[9]

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

193,368

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%[10]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[9]	Includes 29,005 shares of Class A common stock of issuer beneficially owned by Helio, Inc. that are being held in escrow to satisfy certain obligations of Helio Inc. pursuant to the terms of the Transaction Agreement (See Item 6).

[10]	Percentage calculated using an aggregate of 82,482,018 shares of Class A common stock currently outstanding, based upon the 53,233,237 shares of Class A common stock outstanding as reported by the issuer in its Form 10-Q for the quarterly period ended June 30, 2008.

Item 1. Security and Issuer.
Class A Common Stock, $.01 par value Virgin Mobile USA, Inc. 10 Independence Blvd. Warren, NJ 07059
Item 2. Identity and Background.
(a)	Name and Place of Organization:
               This statement is filed jointly by the following (each a “Reporting Person” and together the “Reporting Persons”):
SK Telecom Co., Ltd. — Republic of Korea

SK Telecom USA Holdings, Inc. — Delaware

Helio, Inc. — Delaware

(b)	Principal Office and Business Address:

SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu, Seoul 100-999, Korea

SK Telecom USA Holdings, Inc. c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu, Seoul 100-999, Korea

Helio, Inc. c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu, Seoul 100-999, Korea

(c)	Principal Business:

Wireless telecommunications provider.

(d)	Criminal Proceeding:

None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
(e)	Civil Proceeding:

None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
(f)	Citizenship:

Not applicable.
     The name, place of residence, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth in Schedule A, attached hereto and incorporated by reference.
Item 3. Source and Amount of Funds or Other Consideration
            SK Telecom USA Holdings, Inc., a wholly owned subsidiary of SK Telecom Co., Ltd. (i) acquired 10,999,373 common units of Virgin Mobile USA, L.P. (convertible into 10,999,373 shares of Class A common stock of issuer) in exchange for its transfer of 316,504,681 preferred membership units of Helio LLC to Virgin Mobile USA, L.P. and (ii) acquired 25,000 shares of Series A Preferred Stock of issuer (convertible into 2,941,176 shares of Class A common stock of issuer subject to receiving the requisite approval of stockholders of issuer) in exchange for $25 million in cash. Such consideration was paid out of the general operating funds of SK Telecom Co., Ltd.
            Helio, Inc., currently controlled by SK Telecom USA Holdings, Inc., acquired 193,368 shares of Class A common stock of issuer in exchange for its transfer to the issuer of 5,564,149 common membership units of Helio LLC.
Item 4. Purpose of Transaction.
            The Reporting Persons acquired beneficial ownership of the securities of the issuer pursuant to a business combination transaction in which Virgin Mobile USA, L.P. acquired all of the membership units of Helio LLC in exchange for the issuance to the Reporting Persons of 10,999,373 common units of Virgin Mobile USA, L.P. (that are convertible into 10,999,373 shares of Class A common stock of issuer) and 193,368 shares of Class A common stock of the issuer. In addition, SK Telecom USA Holdings, Inc. invested $25 million in cash into the issuer in exchange for the issuance by the issuer of 25,000 shares of its newly issued Series A Preferred Stock.
            In connection with the consummation of the business combination described herein, (i) the Bylaws of the issuer were amended and restated to provide, among other things, for (1) an increase in the size of the Board of Directors of the issuer from ten to eleven directors and (2) the right of SK Telecom USA Holdings, Inc. to appoint two directors to the Board of Directors of the issuer, subject to SK Telecom USA Holdings, Inc. continuing to hold certain minimum interests in the issuer and (ii) the Reporting Persons entered into several agreements relating to the control of the issuer and the securities of the issuer. These agreements are further discussed in Item 6 below.
Item 5. Interest in Securities of the Issuer.
(a)	aggregate number and percentage of class of securities:
See line 11 and line 13 of each cover page.
(b)	(i) sole power to vote or to direct the vote:

See line 7 of each cover page.
(ii)	shared power to vote or to direct the vote:

See line 8 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See line 9 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See line 10 of each cover page.
(c)	Other than as described in this 13D, there has been no transaction in securities of the issuer by the Reporting Persons during the last 60 days.

(d) 29,005 shares of Class A common stock of issuer owned by Helio, Inc. and 1,649,905.95 common units of Virgin Mobile USA, L.P. owned by SK Telecom USA Holdings, Inc. are being held in escrow to satisfy certain obligations of Helio Inc. and SK Telecom USA Holdings, Inc., respectively, pursuant to the terms of the Transaction Agreement (defined in Item 6 below) and shall not be sold until such time as they are released from such escrow arrangement (on or about March 31, 2010) or are used to satisfy such obligations. The Reporting Persons retain all voting power of such securities until such time as they are released from the escrow arrangement.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Transaction Agreement

On August 22, 2008, in accordance with the terms and conditions set forth in the Transaction Agreement, dated June 27, 2008 (the “Transaction Agreement”), by and among the issuer, Virgin Mobile USA, L.P. (“VMU Opco”), Helio, Inc., Helio LLC, SK Telecom USA Holdings, Inc. (“SK Telecom”), EarthLink, Inc. (“EarthLink”) and Corvina Holdings Limited (“Virgin Group”), VMU Opco acquired all of the membership units of Helio LLC in exchange for the issuance of 12,806,632 common units of VMU Opco to SK Telecom and Earthlink and the issuance of 193,368 shares of Class A common stock of the issuer to Helio, Inc. In addition, each of Virgin Group and SK Telecom invested $25 million in cash into the issuer in exchange for the issuance by the issuer of 25,000 shares of its newly issued Series A Preferred Stock of issuer. The Transaction Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
Amendment to the Registration Rights Agreement
     On August 22, 2008, in accordance with the terms of the Transaction Agreement, the issuer entered into Amendment No. 1 to the Registration Rights Agreement, dated as of October 16, 2007, by and among the issuer, Virgin Group, Cortaire Limited, a company incorporated in the British Virgin Islands (“Cortaire”), Sprint Ventures, Inc., a Kansas corporation (“Sprint”), Best Buy Co., Inc., and Freedom Wireless, Inc., pursuant to which, SK Telecom and EarthLink have been joined as parties to the Registration Rights Agreement. The Amendment No. 1 to the Registration Rights Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.
Amended and Restated Stockholders Agreement
     On August 22, 2008, in accordance with the terms of the Transaction Agreement, the issuer entered into the Amended and Restated Stockholders Agreement, by and among the issuer, Virgin Group, Cortaire, SK Telecom, and Sprint, pursuant to which SK Telecom has been joined as a party to the Amended and Restated Stockholders Agreement. The Amended and Restated Stockholders Agreement is filed as Exhibit 99.3 hereto and is incorporated herein by reference.
Amended and Restated Limited Partnership Agreement of VMU Opco
     On August 22, 2008, in accordance with the terms of the Transaction Agreement, the issuer entered into the Amended and Restated Limited Partnership Agreement of VMU Opco (the “Limited Partnership Agreement”), by and among the issuer, VMU GP I, LLC, Bluebottle USA Holdings L.P., Sprint, SK Telecom and Earthlink, pursuant to which, (i) SK Telecom and Earthlink have been admitted as limited partners of VMU Opco, and (ii) a new series of preferred units of VMU Opco was created with designations, preferences and other rights, terms and conditions that were substantially similar to the designations, preferences and other rights, terms and conditions of the Series A Preferred Stock of issuer. The Amended and Restated Limited Partnership Agreement of VMU Opco is filed as Exhibit 99.4 hereto and is incorporated herein by reference.
Amendment of the Bylaws
     On August 22, 2008, the issuer’s Bylaws were amended and restated as contemplated in the Transaction Agreement. The Amended and Restated Bylaws of the issuer provide, among other things, (1) an increase in the size of the Board of Directors of the issuer from ten to eleven directors and (2) the right of SK Telecom to appoint two directors to the Board of Directors of the issuer, subject to SK Telecom continuing to hold certain minimum interests in the issuer. The Amended and Restated Bylaws of the issuer is filed as Exhibit 99.5 hereto and is incorporated herein by reference.
Certificate of Designations
     On August 22, 2008, the issuer filed with the Secretary of State of the State of Delaware the Certificate of Designations of Series A Preferred Stock of Virgin Mobile USA, Inc., pursuant to which, the issuer created 50,000 shares of Series A Preferred Stock. Subject to the approval by the stockholders of the issuer, the Series A Preferred Stock will be convertible automatically for Class A common stock, par value $0.01, of the issuer upon the earlier of (i) four years from the date of issuance and (ii) such time as the market price of the Class A common stock of the issuer exceeds $8.50 per share. The Series A Preferred Stock of the issuer will have a 6% annual dividend and will be convertible at the option of the holder after 18 months after the date of issuance subject to the approval by the stockholders of the issuer. The Certificate of Designations of Series A Preferred Stock of the issuer is filed as Exhibit 99.6 hereto and is incorporated herein by reference.
Voting Agreements
     On June 27, 2008, in connection with the execution of the Transaction Agreement, each of Virgin Group and Sprint entered into a Voting Agreement (each a “Voting Agreement” and together the “Voting Agreements”) with SK Telecom and, for limited purposes, the issuer, pursuant to which each of Virgin Group and Sprint agree to vote at any meeting of the stockholders of the issuer at a meeting called therefor, all shares of Class A common stock of issuer (and all other equity securities of issuer entitled to vote thereon) beneficially owned by it in favor of the approval of (i) the issuance of Class A common stock of issuer upon conversion of the Series A Preferred Stock of issuer, and (ii) the amendment of the Certificate of Incorporation of issuer to increase the number of authorized shares of Class B common stock of issuer to three and to include SK Telecom as a “Founding Stockholder” for purposes of Article VIII thereof. Each of the Voting Agreements is filed as Exhibit 99.8 hereto and is incorporated herein by reference.
Item 7. Materials to be filed as Exhibits.
          Exhibit 99.1 — Transaction Agreement
          Exhibit 99.2 — Amendment No. 1 to the Registration Rights Agreement
          Exhibit 99.3 — Amended and Restated Stockholders Agreement
          Exhibit 99.4 — Amended and Restated Limited Partnership Agreement of VMU Opco
          Exhibit 99.5 — Amended and Restated Bylaws
          Exhibit 99.6 — Joint Filing Agreement
          Exhibit 99.7 — Certificate of Designations of Series A Preferred Stock
          Exhibit 99.8 — Voting Agreement

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 5th, 2008

SK Telecom Co., Ltd.

/s/ Tae Jin Park
Name: Tae Jin Park Title: Vice President

SK Telecom USA Holdings, Inc.

/s/ Jin Woo So
Name: Jin Woo So Title: President

Helio, Inc.

/s/ Won Hee Sull
Name: Won Hee Sull
Title: President

Schedule A
Board of Directors and Executive Officers
No person contained on this Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
No person contained on this Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.
SK Telecom Co., Ltd.:

Name	Address	Office	Principal Occupation	Citizenship
Shin Bae Kim	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	President, Chief Executive Officer and Representative Director of SK Telecom Co., Ltd.	President, Chief Executive Officer and Representative Director	Korea

Sung Min Ha	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director and Head of Mobile Network Operations Business	Head of Mobile Network Operations Business of SK Telecom Co., Ltd.	Korea

Young Ho Park	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	President & Chief Executive Officer of SK Holdings	President & Chief Executive Officer of SK Holdings	Korea

Hyun Chin Lim	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Independent Non-executive Director	Dean, College of Social Science, Seoul National University	Korea

Dal Sup Shim	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Independent Non-executive Director	Visiting Research Fellow, Institute for Global Economics	Korea

Name	Address	Office	Principal Occupation	Citizenship
Rak Young Uhm	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Independent Non-executive Director	Visiting Professor Graduate School of Public Administration, Seoul National University	Korea

Jay Young Chung	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Independent Non-executive Director	Professor, Graduate School of Business Administration, Sung Kyun Kwan University	Korea

Jae Ho Cho	SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Independent Non-executive Director	Professor of Finance, College of Business Administration, Seoul National University	Korea
SK Telecom USA Holdings, Inc.:

Name	Address	Office	Principal Occupation	Citizenship
So Jin Woo	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	President	President	Korea
Helio, Inc.:

Name	Address	Office	Principal Occupation	Citizenship
Kyong Mok Cho	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director	Executive Vice President, SK Telecom Co., Ltd.	Korea

Name	Address	Office	Principal Occupation	Citizenship
Sky D. Dayton	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director	Entrepreneur	US

Jin Woo So	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director	President, Global Business, SK Telecom Co., Ltd.	Korea

Sung Won Suh	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director	Executive Vice President, SK Telecom	Korea

Wonhee Sull	c/o SK Telecom Co., Ltd. 11 Euljiro 2—ga Jung-gu Seoul 100-999 Korea	Director and President	President	Korea